October 5, 2009

Mr. William Thompson
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

Re:	Enable Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File No. 0-50995

Dear Mr. Thompson

This letter is in response to the comment letter dated August 4, 2009 (the “Comment Letter”) containing comments to our Form 10-K filed on April 10, 2009 (the “10-K”) and our Form 10-Q filed on May 15, 2009 (the “Form 10-Q).  For your convenience we have reproduced each of the Staff’s comments from the Comment Letter.  Each item number set forth below is in response to the corresponding item number in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Independent Auditors’ Report, page 48

1.	Comment

Please have your independent auditors revise the introductory paragraph to identify each of the financial statements audited and included in the filing.  Refer to Auditing Standards Codification Section AU 508.08.

Response

The introductory paragraph to the opinion of our Form 10 K for the fiscal year ended December 31, 2008 will be changed to the following:

        We have audited the accompanying consolidated balance sheets of Enable Holdings, Inc. (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	Comment

Please file the written consent of your auditors to the incorporation by reference of their report on the financial statements included in the filing in the registration statement on Form S-8 filed June 26, 2008 (Registration No. 333-151946) as required by Item 601(23) of Regulation S-K.

Response

We will add a written consent from our auditor’s to the incorporation by reference of their report included in the filing in the Registration Statement on Form S-8 filed June 26, 2008 to our Form 10-K for the fiscal year ended December 31, 2008, as follows:

Consent of Independent Registered Public Accounting Firm

Enable Holdings, Inc.
Chicago, Illinois

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 filed June 26, 2008 (Registration No. 333-151946) of our reports dated April 6, 2009, relating to the consolidated financial statements, and schedules of Enable Holdings, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

/s/ BDO Seidman, LLP
Chicago, Illinois
October 1, 2009

Financial Statements, page 49

Note 10.  Bridge Loan, page 65

3.	Comment

Please revise your disclosure regarding the use of an independent valuation company to clarify the nature and extent of the third party’s involvement in determining the fair market value of the warrants issued in conjunction with the bridge loan.  Explicitly state whether the fair value was determined by management with the assistance of the valuation firm, or whether you relied on the third party to determine the fair value.  In the latter case, please tell us your consideration of whether you are required to name the independent valuation company and file a related consent in light of the incorporation by reference of Form 10-K into an effective registration statement on Form S-8.  Refer to Item 601(b)(23) of Regulation S-K, Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Response

           The disclosure on our Form 10-K for the fiscal year ended December 31, 2008 will be revised to include that the third party independent valuation company assisted us in determining fair value of the instrument~~.~~ and we did not rely on such third party independent valuation company to determine the fair value of the instrument. As such, we did not disclose the valuation firm name. We have revised the disclosure as follows;

Management retained the services of an independent valuation company in order to assist in evaluating the estimated fair value of the warrants that were issued in conjunction with the bridge loan. The fair market value of the warrants was determined to be $8,752 based on a volatility range of 66.71%-83.60% and an interest rate range of 1.22%-4.08%.

Item 9A.  Controls and Procedures, page 75

4.	Comment

We note that you designed your disclosure controls and procedures to provide “reasonable assurance” that the controls and procedures will meet their objectives.  As such, please revise your conclusion regarding the effectiveness of your disclosure controls and procedures to state, if true, that disclosure controls and procedures are effective at the “reasonable assurance” level.  Please refer to Part II.F.4 of Final Rule Release 33-8238.

Response

We have revised our conclusion in section Item 9A of the Form 10-K for the fiscal year ended December 31, 2008 to include the following paragraph;

Conclusions Based on his evaluation of our controls, our Chief Executive officer and Chief Financial Officer have concluded that the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4.  Controls and Procedures, page 24

5.	Comment

Please revise your disclosure in the first paragraph to reflect the full definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).  Also make conforming revisions to your conclusion regarding the effectiveness of your disclosure controls and procedures.  In addition, please revise to definitively state the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period.

Response

We have revised the Disclosure Controls and Procedures paragraph of Part I, Item 4 of Form 10-Q for the fiscal quarter ended March 31, 2009 as follows:

Disclosure Controls and Procedures . Our management, including our chief executive officer and our chief financial officer, maintains our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2009, such disclosure controls and procedures are effective for the purpose of ensuring that material information required to be in the reports that we submit, file, furnish or otherwise provide to the Securities and Exchange Commission is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

6.	Comment
Please revise to include the language regarding internal control over financial reporting that is required in paragraphs 4 and 4(b) of the certifications. Refer to Item 601(b)(31) of Regulation S-K.

Response We have revised paragraphs 4 and 4 (b) for both exhibits 31.1 and 31.2 of our Form 10-Q for the fiscal quarter ended March 31, 2009 so that they read in their entirety as follows;

4.
The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

d.
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

In providing these responses of the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed each item in the Comment Letter and that our proposed changes to future filings will satisfy the additional disclosures and information sought by the Staff.  We look forward to completing this effort and your response to our letter.  Please contact me at (773) 272-4461 with questions or comments.

Sincerely,

/s/ Jeffrey D. Hoffman

Jeffrey D. Hoffman
President and
Chief Executive Officer